FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 12, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

April 7, 2004

#04-03

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Drilling Commences at Pasco Canyon Project

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has commenced a Phase 1 drilling program at the Company’s Pasco Canyon project, a large untested gold system in northern Nye County, Nevada. Initial drilling will be positioned to angle through potential geological feeder structures and penetrate areas of predicted gold deposition within the vertically zoned system.

Pasco Canyon is an upper-level volcanic hosted epithermal gold system that outcrops on the edge of a range- front over an area measuring approximately 400 by 600 meters.   The target area is localized on a caldera related ring fracture system where it intersects a range-front fault system. Gold values up to 200 ppb have been obtained in outcrop in association with high pathfinder elements.  These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system.

The Round Mountain gold mine (+13 million ounces of past production and current reserves) and Gold Hill property (estimated 5 million ounce resource) lie 20 kilometres to the southeast in a similar geologic terrain.  The Northumberland sediment hosted gold deposit (600,000 ounces of past production) is situated 9 kilometers northwest.

Also in Nevada, the Company is continuing to evaluate acquisition opportunities while seeking joint venture partners for its Trend and Black Hills projects. As part of its strategy to acquire attractive mineral projects in stable and prospective geological environments, NDT’s exploration team is also reviewing quality opportunities elsewhere in the Americas.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________

Fred G. Hewett, P.Eng.

President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  these risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 12, 2003